Notice of Exempt Solicitation

(Submission is not required by this filer under the terms of Rule 14a-6(g) but is being provided on a voluntary basis in the interest of public disclosure)

NAME OF REGISTRANT: LL Flooring Holdings, Inc

NAME OF PERSON RELYING ON EXEMPTION: Donovan S Royal

ADDRESS OF PERSON RELYING ON EXEMPTION: 29034 Finley Point Ln, Polson, MT 59860

Shareholder Rebuttal to the LL Flooring Opposition Statement for

Proposal #6 Regarding Shareholder Right to Call Special Meetings of Shareholders

Background to Proposal #6 Shareholder Proposal Pursuant to the Company’s Bylaws

The Proponent, Donovan S Royal, who has more than a decade of experience in the flooring industry, is concerned about the deteriorating financial position, and recently disclosed risk of business continuity at LL Flooring Holdings, Inc (hereafter referred to as the Company or LL). Over the past year, the Board appears to have prioritized self interests over those of shareholders. Specifically, the following actions taken by the Board seem to conflict directly with its fiduciary duty to shareholders:

●	A last minute deal to retain control. The Board struck a Cooperation Agreement with LIVE Ventures (“LIVE”) that secures the voting rights of LIVE’s shares for the Board [1], a calculated move to improve the odds of incumbent director victory at the annual meeting. Concomitant with this agreement was a 38% reduction in LIVE’s offer price to acquire the Company.

●	The Board’s inconsistent application of preconditions to engage in negotiations with suitors. The F9 Group (“F9”), which has nominated its own slate of three directors, alleges that the Board would not negotiate with F9 unless it withdrew its director nominations [2]. However, LIVE and LL had entered into confidentiality and exclusivity agreements without such a precondition as evidenced by the consideration (director nomination withdrawal) LIVE offered only in its Cooperation Agreement with LL on April 29, 2024 [3].

●	Executive change-in-control agreements worth ~27% of Company’s value. The Board has given the executive team separation agreements (24 months for the CEO and 18 months for all others) that contain change-in-control payouts totaling $13.3 million, which is approximately 27% of the Company’s market capitalization as of May 21, 2024 [4].

●	$8, $6.25, $6, $5.85, $5.76, $5.05, $4.25, $4, and $3. These are the proposals to purchase the Company that the Board squandered during the strategic review process as detailed in its Preliminary 14A [5]. On May 21, 2024, the closing price of the stock was $1.62! The Board failed to put the same effort into selling the Company as it did into swiftly negotiating a self serving Cooperation Agreement with LIVE [6].

The Proponent met with the previous CEO in 2019, and expressed his opinion that the Company should restart clearance sale marketing, expand the distribution footprint and abandon any plans to re-brand the Company. It seems incredible that the Board, including two of the longest serving directors, Nancy M. Taylor and Douglas T. Moore, who are up for election at this year’s annual meeting, did not understand that fundamentally altering the business model could have catastrophic results.

[1]	LL Flooring, “Form 8K Current Report”, April 29, 2024, Exhibit 10.1, available at: https://www.sec.gov/Archives/edgar/data/1396033/000119312524122613/d818886ddefa14a.htm

[2]	F9 Investments, “Form 13D/A”, January 18, 2024, Exhibit 1, available at: https://www.sec.gov/Archives/edgar/data/1396033/000119312524009736/d729274dex991.htm ; F9 Investments, “Schedule 14A Put the Groove Back in LL”, May 20, 2024, p.10, lines 12-15, lines 26-27 p, 11 lines 1-2, available at: https://www.sec.gov/Archives/edgar/data/1785675/000119312524142727/d837669dprec14a.htm

[3]	LL Flooring, (n1).

[4]	LL Flooring, “Schedule 14A Notice of Annual Meeting of Stockholders and Proxy Statement,” May 20, 2024, p.64, available at: https://www.sec.gov/Archives/edgar/data/1396033/000119312524142752/d712128dprec14a.htm

[5]	ibid, pp. 12-19.

[6]	ibid, pp. 18-19.

The founder’s model, in which the brand name and the locations were inextricably linked, with traffic driven by unbeatable deals on clearance flooring, had decades of market-based proof of concept. The stores were destinations for bargain hunters. The low-rent, out-of-the-way locations reinforced the perception of value. Today, due in part to clumsy marketing such as the fortunately abandoned “Floor Love” campaign and not so fortunately extant campaign that highlights an arduous four step process to purchasing a floor, the stores sit empty, practically hidden from passing traffic due to the bland, white and black trade dress. The pivot into carpet and selling third party flooring, instead of being a competitive advantage, creates an opportunity for consumers to price shop brands, and makes LL look like every other independent flooring store; the same independents who have been hemorrhaging market share for over a decade with stores located much more conveniently than LL’s.

LL’s opposition statement makes the following assertions against Proposal #6:

Board statement: “..the Board believes that the 10% level of required ownership called for in this proposal is unduly low and would likely result in disruption and the expense of a special meeting of stockholders to consider matters that have not garnered significant enough interest from other stockholders or that are not viewed by the Board as being in the best interest of all the stockholders.”

Proponent’s reply, and why shareholders should vote YES to Proposal #6:

The proposed 10% threshold is approximately three times the collective share ownership of the current Board, and yet the right to call a Special Meeting rests solely with it 7. Considering that this Board has taken actions that appear to be motivated primarily to ensure continued Board entrenchment, it is appropriate that shareholders have a check on Board power. Indeed, it is only a low threshold in absolute terms because the Board’s actions have resulted in significant destruction of shareholder equity. Moreover, the language in this Proposal was taken almost verbatim from the Bylaws of Target Corporation 8, which would imply an elevated level of hubris for a money-losing, micro-cap retailer that it should not be held to the same standard as a Fortune 100 Company.

Board statement: “Moreover, allowing a small minority of our stockholders to call a special meeting could result in the Company expending a large amount of time and money preparing for such special meeting, even if a large majority of our stockholders is opposed to holding it. The Board believes that such an expense would be imprudent given the possible liquidity issues facing the Company.”

Proponent’s reply and why shareholders should vote YES to Proposal #6:

LL’s objection that such a special meeting would be prohibitively expensive, especially given the liquidity issues facing the Company, is precisely why this right should rest with shareholders. The Board has squandered shareholder resources on failed strategic initiatives such as:

●	A disastrous re-branding of the Company, which, in the history of colossally bad ideas, ranks up there with New Coke and the JC Penney transformation under Ron Johnson,

[7]	LL Flooring, “Form 8K Current Report”, October 4, 2022, Exhibit 3.2, “Second Amended and Restated Bylaws,” Article II, Paragraph 2, Special Meetings, available at: https://www.sec.gov/Archives/edgar/data/1396033/000139603322000014/ll-20220929xex3d2.htm

[8]	Target Corporation, “Bylaws of Target Corporation,” January 11, 2023, p.1, available at: https://corporate.target.com/getmedia/a8818fe7-b030-448d-a77d-5885c627d8fd/Target_bylaws.pdf

Source: SEC Filings

●	Hiring an inexperienced executive team whose inventory mismanagement during the Pandemic resulted in product shortages right as container rates were peaking,

Source: SEC Filings

●	Failure to navigate the UFLPA (“Uyghur Forced Labor Prevention Act “), the operational guidance for which was published in advance by Customs and Border Protection before the law’s implementation on June 21, 2022, which resulted in expensive delays and lost sales [9].

To claim that liquidity issues are a reasonable objection to the proposal is as laughable as the Board’s recent proclamation to forgo its equity retainer while continuing to receive cash 10. This miscalculation, instead of providing evidence of the Board’s alignment of interests with shareholders, demonstrates that the Board really has as much optimism in its own strategy as the market does, i.e., none.

I strenuously reject the Board’s opinion that the right to call a Special Meeting may be one that a “large majority of our stockholders is opposed to,” and one that would incur unnecessary costs. The risk of a Board run amok is significantly more costly than the expense involved in assembling concerned shareholders on whose equity this Board appears to have waged total war. Whether it was the forecast of $1.5 billion in 2024 annual sales during an earnings call11, or the Board’s opinion that the most competent dissident director nominee was NOT the founder of the Company, almost every decision, in my opinion, demonstrates a lack of business judgment and the apparent primacy of personal animus over fiduciary duty. Shareholders must act when the Board fails to, especially when the Board makes it clear that the one thing it seems to do worse than run a flooring business, is manage a strategic alternatives process.

[9]	LL Flooring, “Q2 2023 Results - Earnings Call Transcript”, August 9, 2023, Charles Tyson, Prepared remarks, second instance, paragraph 11, available at: https://seekingalpha.com/article/4625962-ll-flooring-holdings-inc-ll-q2-2023-earnings-call-transcript

[10]	LL Flooring, “Form 8K Current Report”, May 21, 2024, Item 8.01, Other Events, available at: https://www.sec.gov/Archives/edgar/data/1396033/000119312524142164/d827757d8k.htm

[11]	LL Flooring, “Q4 2021 Results - Earnings Call Transcript”, February 23, 2022, Charles Tyson, Prepared remarks, paragraph 2, available at: https://seekingalpha.com/article/4489441-ll-flooring-holdings-inc-ll-ceo-charles-tyson-on-q4-2021-results-earnings-call-transcript

Thank you for your support on this important issue.

Sincerely,

Donovan S Royal

donoroyal@yahoo.com

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY AND NO PROXY CARDS WILL BE ACCEPTED. The Proponent urges shareholders to vote FOR proposal number #6 following the instructions provided on the proxy mailings provided by The F9 Group, management or Mr. Hammann.

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